





Ladbrokes PLC



# VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 26 FEBRUARY 2010, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 933,791,585 ORDINARY SHARES OF 28 1/3P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 902,031,017. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

Ladbrokes PLC

## DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT ON 1 MARCH 2010, ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY ("SHARES") AWARDED UNDER THE COMPANY'S EXECUTIVE DEFERRED BONUS PLAN ("EDBP") IN 2008 TO THE FOLLOWING DIRECTOR AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRS"), VESTED AS FOLLOWS:

| NAME | NO. OF SHARES VESTED |
|---|---|
| **EXECUTIVE DIRECTOR** | |
| RICHARD AMES | 8,282 |
| **PDMRS** | |
| MICHAEL NOBLE | 14,760 |
| MICHAEL O'KANE | 6,901 |

SHARES WERE SOLD AT 144.00 PENCE PER SHARE (TO ACCOUNT FOR TAX PAYABLE ON THE ABOVE VESTINGS) AS FOLLOWS:

| NAME | NO. OF SHARES SOLD |
|---|---|
| **EXECUTIVE DIRECTOR** | |
| RICHARD AMES | 3,410 |
| **PDMRS** | |
| MICHAEL NOBLE | 6,073 |
| MICHAEL O'KANE | 2,844 |

AS A RESULT, EACH INDIVIDUAL HAS A TOTAL INTEREST UNDER THE EDBP AS FOLLOWS:

| **NAME** | **NO. OF SHARES** |
|---|---|
| **EXECUTIVE DIRECTOR** | |
| RICHARD AMES | 52,921 |
| **PDMRS** | |
| MICHAEL NOBLE | 9,404 |
| MICHAEL O'KANE | 241,149 |

Ladbrokes PLC

# DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

| ***DIRECTORS*** | ***NO. OF SHARES PURCHASED (NOTE 1)*** | ***NO. OF BONUS SHARES AWARDED (NOTE 2)*** | ***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*** |
|---|---|---|---|
| CHRISTOPHER BELL | 50 | 25 | 3,897 |
| JOHN O'REILLY | 50 | 25 | 3,897 |
| BRIAN WALLACE | 51 | 26 | 1,476 |
| RICHARD AMES | 51 | 25 | 1,893 |
| **PDMRs** | | | |
| MICHAEL O'KANE | 50 | 25 | 3,897 |
| MICHAEL NOBLE | 50 | 25 | 3,897 |

**NOTES:**

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 MARCH 2010 AT 147.60 PENCE PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

RNS Number : 4646I
Ladbrokes plc
11 March 2010



**2009 ANNUAL REPORT AND ASSOCIATED DOCUMENTATION**

COPIES OF THE FOLLOWING DOCUMENTS HAVE BEEN SUBMITTED TO THE UK LISTING AUTHORITY:

1. THE 2009 ANNUAL REPORT
2. THE SHAREHOLDER CIRCULAR REGARDING THE 2010 ANNUAL GENERAL MEETING
3. THE FORM OF PROXY
4. THE FORMS OF DIRECTION

THESE WILL SHORTLY BE AVAILABLE FOR INSPECTION AT THE UK LISTING AUTHORITY'S DOCUMENT VIEWING FACILITY WHICH IS SITUATED AT:

FINANCIAL SERVICES AUTHORITY

25 THE NORTH COLONNADE

CANARY WHARF

LONDON

E14 5HS

TEL. NO. (0)20 7066 1000

Ladbrokes PLC

**PROPOSED NEW ARTICLES OF ASSOCIATION**

COPIES OF THE PROPOSED NEW ARTICLES OF ASSOCIATION OF LADBROKES PLC HAVE BEEN SUBMITTED TO THE UK LISTING AUTHORITY.

THESE WILL SHORTLY BE AVAILABLE FOR INSPECTION AT THE UK LISTING AUTHORITY'S DOCUMENT VIEWING FACILITY WHICH IS SITUATED AT:

FINANCIAL SERVICES AUTHORITY
25 THE NORTH COLONNADE
CANARY WHARF
LONDON
E14 5HS
TEL. NO. (0)20 7066 1000

# Ladbrokes PLC



## VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 31 MARCH 2010, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 933,812,004 ORDINARY SHARES OF 28 1/3P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 902,051,436. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

Ladbrokes PLC



## ANNUAL INFORMATION UPDATE

**ANNUAL INFORMATION UPDATE** FOR THE PERIOD COMMENCING 1 APRIL 2009 UP TO AND INCLUDING 31 MARCH 2010.

LADBROKES PLC ("THE COMPANY") IS PLEASED TO PROVIDE AN **ANNUAL INFORMATION UPDATE**, IN ACCORDANCE WITH THE REQUIREMENTS OF PROSPECTUS RULE 5.2. THE INFORMATION REFERRED TO IN THIS UPDATE WAS UP TO DATE AT THE TIME THE INFORMATION WAS PUBLISHED BUT SOME INFORMATION MAY NOW BE OUT OF DATE. TO AVOID AN UNNECESSARILY LENGTHY DOCUMENT, INFORMATION IS REFERRED TO IN THIS UPDATE RATHER THAN INCLUDED IN FULL.

1. ANNOUNCEMENTS MADE VIA RNS, A REGULATORY INFORMATION SERVICE:

| DATE | DESCRIPTION |
|---|---|
| 02 APRIL 2009 | DIRECTOR/PDMR SHAREHOLDING |
| 14 APRIL 2009 | DIRECTOR/PDMR SHAREHOLDING |
| 17 APRIL 2009 | BLOCKLISTING INTERIM REVIEW |
| 30 APRIL 2009 | TOTAL VOTING RIGHTS |
| 11 MAY 2009 | DIRECTOR/PDMR SHAREHOLDING |
| 12 MAY 2009 | NOTICE OF IMS |
| 15 MAY 2009 | INTERIM MANAGEMENT STATEMENT |
| 15 MAY 2009 | RESULT OF AGM |
| 19 MAY 2009 | DIRECTOR/PDMR SHAREHOLDING |
| 27 MAY 2009 | HOLDING(S) IN COMPANY |
| 29 MAY 2009 | TOTAL VOTING RIGHTS |
| 08 JUNE 2009 | CHANGE IN NON-EXECUTIVE RESPONSIBILITIES |
| 11 JUNE 2009 | DIRECTOR/PDMR SHAREHOLDING |

| | |
|---|---|
| 23 JUNE 2009 | DIRECTOR/PDMR SHAREHOLDING |
| 30 JUNE 2009 | TOTAL VOTING RIGHTS |
| 13 JULY 2009 | DIRECTOR/PDMR SHAREHOLDING |
| 30 JULY 2009 | NOTICE OF RESULTS |
| 31 JULY 2009 | TOTAL VOTING RIGHTS |
| 06 AUGUST 2009 | INTERIM RESULTS PART 1 |
| 06 AUGUST 2009 | INTERIM RESULTS PART 2 |
| 10 AUGUST 2009 | DIRECTOR/PDMR SHAREHOLDING |
| 01 SEPTEMBER 2009 | TOTAL VOTING RIGHTS |
| 04 SEPTEMBER 2009 | HOLDING(S) IN COMPANY |
| 10 SEPTEMBER 2009 | DIRECTOR/PDMR SHAREHOLDING |
| 30 SEPTEMBER 2009 | TOTAL VOTING RIGHTS |
| 06 OCTOBER 2009 | DIRECTOR/PDMR SHAREHOLDING |
| 08 OCTOBER 2009 | RIGHTS ISSUE ANNOUNCEMENT |
| 08 OCTOBER 2009 | INTERIM MANAGEMENT STATEMENT |
| 08 OCTOBER 2009 | DOC RE.RIGHTS ISSUE |
| 13 OCTOBER 2009 | HOLDING(S) IN COMPANY |
| 14 OCTOBER 2009 | DIRECTOR/PDMR SHAREHOLDING |
| 16 OCTOBER 2009 | HOLDING(S) IN COMPANY |
| 19 OCTOBER 2009 | HOLDING(S) IN COMPANY |
| 19 OCTOBER 2009 | BLOCKLISTING INTERIM REVIEW |
| 21 OCTOBER 2009 | HOLDING(S) IN COMPANY |
| 26 OCTOBER 2009 | RESULT OF RIGHTS ISSUE |
| 26 OCTOBER 2009 | PLACING OF RIGHTS ISSUE RUMP |
| 27 OCTOBER 2009 | HOLDING(S) IN COMPANY |
| 28 OCTOBER 2009 | HOLDING(S) IN COMPANY |
| 29 OCTOBER 2009 | TOTAL VOTING RIGHTS |
| 29 OCTOBER 2009 | HOLDING(S) IN COMPANY |

| | |
|---|---|
| 30 OCTOBER 2009 | DIRECTOR/PDMR SHAREHOLDING |
| 11 NOVEMBER 2009 | DIRECTOR/PDMR SHAREHOLDINGS |
| 18 NOVEMBER 2009 | DIRECTORATE CHANGE |
| 18 NOVEMBER 2009 | HOLDING(S) IN COMPANY |
| 25 NOVEMBER 2009 | DIRECTOR DECLARATION |
| 30 NOVEMBER 2009 | TOTAL VOTING RIGHTS |
| 10 DECEMBER 2009 | HOLDING(S) IN COMPANY |
| 11 DECEMBER 2009 | DIRECTOR/PDMR SHAREHOLDING |
| 15 DECEMBER 2009 | HOLDING(S) IN COMPANY |
| 31 DECEMBER 2009 | TOTAL VOTING RIGHTS |
| 11 JANUARY 2010 | DIRECTOR/PDMR SHAREHOLDING |
| 12 JANUARY 2010 | BOARD CHANGE |
| 01 FEBRUARY 2010 | TOTAL VOTING RIGHTS |
| 02 FEBRUARY 2010 | HOLDING(S) IN COMPANY |
| 04 FEBRUARY 2010 | HOLDING(S) IN COMPANY |
| 10 FEBRUARY 2010 | ADDITIONAL LISTING |
| 10 FEBRUARY 2010 | NOTICE OF RESULTS |
| 11 FEBRAURY 2010 | DIRECTOR/PDMR SHAREHOLDING |
| 18 FEBRUARY 2010 | FINAL RESULTS |
| 19 FEBRUARY 2010 | DIRECTOR/PDMR SHAREHOLDING |
| 24 FEBRUARY 2010 | HOLDING(S) IN COMPANY |
| 01 MARCH 2010 | TOTAL VOTING RIGHTS |
| 02 MARCH 2010 | DIRECTOR/PDMR SHAREHOLDING |
| 11 MARCH 2010 | DIRECTOR/PDMR SHAREHOLDING |
| 11 MARCH 2010 | ANNUAL FINANCIAL REPORT |
| 12 MARCH 2010 | PROPOSED NEW ARTICLES OF ASSOCIATION |
| 30 MARCH 2010 | DIRECTORATE CHANGE |

2. DOCUMENTS FILED AT COMPANIES HOUSE. ALL THE DOCUMENTS LISTED BELOW WERE FILED WITH THE REGISTRAR OF COMPANIES IN ENGLAND AND WALES AND REGISTERED BY THEM ON OR AROUND THE DATES INDICATED:

| DATE | DOCUMENT FILED |
|---|---|
| 27 APRIL 2009 | FORM AA GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/12/08 |
| 03 JUNE 2009 | FORMS 88(2) RETURN ALLOTMENT OF SHARES |
| 04 JUNE 2009 | AGM 2009 - ORDINARY AND SPECIAL RESOLUTIONS |
| 04 JUNE 2009 | FORM 123 NOTICE IN INCREASE IN NOMINAL CAPITAL |
| 04 JUNE 2009 | FORMS 288b RESIGNATION OF DIRECTORS |
| 04 JUNE 2009 | MEMORANDUM AND ARTICLES OF ASSOCIATION |
| 24 JUNE 2009 | FORM 88(2) RETURN ALLOTMENT OF SHARES |
| 03 AUGUST 2009 | REDUCTION OF ISS CAPITAL AND MINUTE |
| 03 AUGUST 2009 | CERTIFICATE OF REDUCTION OF SHARE PREMIUM |
| 06 AUGUST 2009 | FORM 88(2) RETURN ALLOTMENT OF SHARES |
| 18 AUGUST 2009 | FORM 88(2) RETURN ALLOTMENT OF SHARES |
| 21 SEPTEMBER 2009 | FORM 88(2) RETURN ALLOTMENT OF SHARES |
| 14 OCTOBER 2009 | NOTIFICATION OF SINGLE ALTERNATIVE INSPECTION LOCATION |
| 14 OCTOBER 2009 | CHANGE OF LOCATION OF THE COMPANY RECORDS TO THE SINGLE ALTERNATIVE INSPECTION LOCATION |
| 25 NOVEMBER 2009 | FORMS SH01 RETURN ALLOTMENT OF SHARES |
| 02 DECEMBER 2009 | FORM AP01 APPOINMENT OF DIRECTOR |
| 09 JANUARY 2010 | FORM SH01 RETURN OF ALLOTMENT SHARES |
| 22 JANAURY 2010 | FORM SH01 RETURN OF ALLOTMENT SHARES |
| 25 JANAURY 2010 | FORM AP01 APPOINTMENT OF DIRECTOR |

| | |
|---|---|
| 03 FEBRUARY 2010 | FORM AR01 ANNUAL RETURN |
| 23 FEBRUARY 2010 | FORM SH01 RETURN OF ALLOTMENT SHARES |
| 30 MARCH 2010 | FORM SH01 RETURN OF ALLOTMENT SHARES |

3. INFORMATION PROVIDED AND MADE AVAILABLE TO SHAREHOLDERS:

| | |
|---|---|
| 8 OCTOBER 2009 | RIGHTS ISSUE GUIDE TOGETHER WITH PROVISIONAL ALLOTMENT LETTER AND PROSPECTUS |
| 11 MARCH 2010 | NOTICE OF 2010 AGM |
| 11 MARCH 2010 | ANNUAL REPORT AND ACCOUNTS FOR YEAR ENDED 31 DECEMBER 2009 |
| 11 MARCH 2010 | PROPOSED NEW ARTICLES OF ASSOCIATION |